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                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                      PUBLIC COMPANY OF AUTHORIZED CAPITAL
                          CNPJ/MF N. 47.508.411/0001-56


       MINUTES OF EXTRAORDINARY STOCKHOLDER'S MEETING - FEBRUARY 28, 2003

1   - DATE AND VENUE: On the twenty-eighth of February, 2003, at 4:00 p.m., at the administrative office at Av. Brigadeiro Luiz Antonio, 3142 - Sao Paulo - SP.

2   - NOTICE: Meeting notice published in the Official Gazette of the state of
      Sao Paulo and in the newspaper Folha de Sao Paulo on February 13, 14 and 15, 2003, pages 10, 14 and 11 and pages B6, B3 and A21, respectively.

3   - QUORUM: Shareholders representing 74.566% of the voting capital, as shown in the signatures of the shareholders' attendance book.

4   - COMPOSITION OF THE BOARD: Chairman: Valentim dos Santos Diniz, Secretary:
      Marise Rieger Salzano.

5   - SUMMARY OF THE DELIBERATIONS

      The General Meeting representing more than two thirds of the Capital Stock and the majority of the voting capital and the unanimity of those present:

5.1. Approved the Management's Proposal to change the By-laws, in order to implement the reform of the administrative structure of the Company, with the aim of complying with the corporate governance principles and at continuing the process of professionalization of the Company, as well as of complying with the requirements imposed by the Law n. 10,303/01, with the writing as shown in ANNEX I, which is the integral part of this Minute.


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5.2.  Elected the members of the Board of Directors, according to the approved statutory changes, with a mandate valid until the Regular Stockholder's Meeting that approves the accounts of the year 2005, i.e, until April 30, 2006: as Chairman: ABILIO DOS SANTOS DINIZ, Brazilian, divorced, business administrator, ID Card RG n 1.965.961, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 001.454.918-20, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio n. 3172; as Honorary Chairman: VALENTIM DOS SANTOS DINIZ, Portuguese , married, business manager, Foreigner ID Card RNE - W552950-P-SE/DPMAF, registered in the Individual Taxpayer's Register CPF/MF under the number 010.479.308-20, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio n. 3172; and, as members of the Board of Directors: ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA, Brazilian, married, business administrator, ID Card RG n. 12.785.206-2, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 086.359.838-23, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio n. 3172; JOAO PAULO FALLEIROS DOS SANTOS DINIZ, Brazilian, judicially separated, business administrator, ID Card RG n. 12.785.207-4, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 101.342.358-51, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio n. 3172; PEDRO PAULO FALLEIROS DOS SANTOS DINIZ, Brazilian, single, entrepreneur, ID Card RG n. 19.456.962-7 SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 147.744.788-14, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio n. 3172; AUGUSTO MARQUES DA CRUZ FILHO, Brazilian, married, economist, ID Card RG n. 5.761.837-9, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 688.369.968-68, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio n. 3172; MARIA SILVIA BASTOS MARQUES, Brazilian, judicially separated, business administrator, ID Card RG n. 81272167-8 IFP-RJ, registered in the Individual Taxpayer's Register

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      CPF/MF under the number 459.884.477-91, residing and domiciled in the capital city of the state of Rio de Janeiro, at Rua do Mercado n. 11; FERNAO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, ID Card RG n. 463.218, SSPDF, registered in the Individual Taxpayer's Register CPF/MF under the number 004.286.808-44, residing and domiciled in the capital city of the state of Sao Paulo at Rua Castro Delgado, n 98; GERALD DINU REISS, Brazilian, married, engineer, ID Card RG n. 3.175.254, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 232.318.908-53, residing and domiciled in the capital city of the state of Sao Paulo at Rua Guilherme Moura n. 122; LUIZ CARLOS BRESSER GONCALVES PEREIRA, Brazilian, married, economist, ID Card RG n. 1.432.216, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 007.029.788-68, residing and domiciled in the capital city of the state of Sao Paulo at Rua Araripina n. 132; MAILSON FERREIRA DA NOBREGA, Brazilian, judicially separated, economist, ID Card RG n. 214.106, SSPDF, registered in the Individual Taxpayer's Register CPF/MF under the number 043.025.837-20, residing and domiciled in the capital city of the state of Sao Paulo at Rua Braz Cardoso, n. 547 - apt. 71; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, ID Card RG n. 3.246.995, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 007.596.358-20, residing and domiciled in the capital city of the state of Sao Paulo at Alameda Fernao Cardim, n. 251 - apt. 151; JOSE ROBERTO MENDONCA DE BARROS, Brazilian, married, economist, ID Card RG n. 2.965.578-X SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 005.761.408-30, residing and domiciled in the capital city of the state of Sao Paulo at Rua Gracindo de Sa n. 57, casa 08; CHRISTIAN PIERRE COUVREUX, French, married, Passport number 98IH60088, residing and domiciled at Le Coteau, 42210 Saint-Cyr-les-Vignes, France; PIERRE BRUNO CHARLES BOUCHUT, French, married, Passport number 01AD30106, residing and domiciled at 37 Boulevard d'Argenson, 92200 Neuilly-sur-Seine, France. The members elected now, take office at the present moment and declare in this minute that they have no impediment, affirming, each one of them, that they have not committed any crime foreseen in law that prevent them from executing business activities, as well


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      as making the statements required by the Instruction number 367/2002, of the Comissao de Valores Mobiliarios [Brazilian Securities Commission].

5.3. Determined the global and annual fees of the members of the Management, of the Advisory Council and of the Executive, Financial and Development & Marketing Committees in up to R$ 10,000,000.00 (ten million Reais);

5.4. Elected for members of the ADVISORY COUNCIL, with the statutory mandate until the Regular Stockholder's Meeting that approves the accounts of the year 2005, i.e., until April 30, 2006: MANUEL CARLOS TEIXEIRA DE ABREU, Portuguese, married, business administrator, Passport number 4977645 residing and domiciled in Lisbon, Portugal, at Travessa Teixeira Junior,
      n. 01; JOSE LUIZ BULHOES PEDREIRA NETO, Brazilian, married, lawyer, registered in the Individual Taxpayer's Register CPF/MF under the number 004.735.967-68 and at OAB/RJ [Brazilian Bar Association] under the number 5866, residing and domiciled in the city of Rio de Janeiro, at Av. Nossa Senhora de Copacabana, n. 313, apt. 161; CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, ID Card RG n. 10.266.958-2, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 039.690.188-38, residing and domiciled in the capital city of the state of Sao Paulo at Rua Piaca n. 22; LUIZ FELIPE CHAVES D<180>AVILA, Brazilian, married, political scientist, ID Card RG n. 13.034.229-4, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 087.203.358-90, residing and domiciled in the capital city of the state of Sao Paulo at Rua Alasca n. 144 and LUIZ MARCELO DIAS SALES, Brazilian, married, agronomist engineer, ID Card RG n. 11.347.667, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 010.125.337-00, residing and domiciled in the capital city of the state of Sao Paulo at Rua Alberto Faria n. 2233. The members elected now, take office at the present moment and declare in this minute that they have no impediment, affirming, each one of them, that they have not committed any crime foreseen in law that prevent them from executing business activities, as well as making the statements required by the Instruction



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      number 367/2002, of the Comissao de Valores Mobiliarios [Brazilian
      Securities Commission].

5.5. Determined the global and annual fees of the members of the Advisory Council in up to R$ 300,000.00, and each member now elected will be paid R$ 60,000.00 annually (sixty thousand Reais).

6  -  DOCUMENTS FILED IN THE ADMINISTRATIVE HEADQUARTERS:

      a) Meeting notice.
      b) Management Proposal.

7 - CLOSURE: Having nothing more to decide, the meeting was closed and this minute was registered, in summary form, read, verified and signed by the shareholders that were present.

                          Sao Paulo, February 28, 2003

Signatures: VALENTIM DOS SANTOS DINIZ (Chairman of the Board), Marise Rieger Salzano (Secretary) SHAREHOLDERS: Valentim dos Santos Diniz, Sergio Feijao Filho, Pao de Acucar S/A Industria and Comercio, Peninsula Participacoes Ltda and Abilio dos Santos Diniz, being the last three ones represented by their attorney, Marise Rieger Salzano.

                     This is a faithful copy of the original



                            VALENTIM DOS SANTOS DINIZ
                              Chairman of the Board
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Initial of the Lawyer:______________________
MARISE RIEGER SALZANO - OAB/SP 85.251

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                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                          CNPJ/MF N. 47.508.411/0001-56


 MINUTES OF EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS - FEBRUARY 28, 2003


On the twenty-eighth of February, 2003, at 5:00 p.m., at Av. Brigadeiro Luiz Antonio, 3142, in the capital city of the state of Sao Paulo, the members of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUICAO had a meeting. Acting as president of the session, the Chairman of the Board of Directors Abilio dos Santos Diniz, invited me, Augusto Marques da Cruz Filho, to act as his secretary. Beginning the meeting, Mr. President asked me to read the Agenda, which I did, and which has the following content: a) election of the member of the Executive Board, due to the statutory changes approved in the Special Stockholder's Meeting that happened on the same date; b) other issues of social interest. After reading the agenda, Mr. President put item "a" under discussion. After discussions regarding the indications, the names presented were voted and approved unanimously by those present, and the Executive Board was elected with a statutory mandate of three years, coinciding with the mandate of the Board of Directors, i.e., until the Regular Stockholder's Meeting that approves the accounts of 2005, i.e., until April 30, 2006: as Executive President: AUGUSTO MARQUES DA CRUZ FILHO, Brazilian, married, economist, ID Card RG n. 5.761.837-9, SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 688.369.968-68, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Investment and Construction
Director: CAIO RACY MATTAR, Brazilian, married, civil engineer, ID


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Card RG n. 5.396.320, SSPSP, registered in the Individual Taxpayer's Register
CPF/MF under the number 034.118.768-24, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Supply Chain Director: CESAR SUAKI DOS SANTOS, Brazilian, married, engineer, ID Card RG
n. 5.060.752 SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 076.350.928-04, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Investors Relations Director: FERNANDO QUEIROZ TRACANELLA, Brazilian, married, business administrator, ID Card RG 14.009.159-2 SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 153.621.618-65, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Commercial Director: HUGO ANTONIO JORDAO BETHLEM, Brazilian, married, business administrator, ID Card RG n. 99793489 SSP, registered in the Individual Taxpayer's Register CPF/MF under the number 012.204.568-88, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Supermarkets Director: JOSE ROBERTO COIMBRA TAMBASCO, Brazilian, divorced, business administrator, ID Card RG n. 7.659.908 SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 966.121.508-15, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; as Human Resources Director:
MARIA APARECIDA FONSECA, Brazilian, divorced, licentiate in Mathematics, ID Card RG 5.500.897 SSPSP, registered in the Individual Taxpayer's Register CPF/MF under the number 987.331508-00, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172. as Hypermarkets Director was indicated: JEAN HENRI ALBERT ARMAND DUBOC, technologist, French, married, Foreigner ID Card RNE V213873-S, registered in the Individual Taxpayer's Register CPF/MF under the number 215.724.318-65, residing in the capital city of the state of Sao Paulo, domiciled at Av. Brigadeiro Luiz Antonio n(0) 3172, whose election will be conditioned



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to the authorization of the competent public authorities regarding the approval of the transformation of his Temporary Visa to Permanent Visa, due to his indication as statutory director of this Company. The members of the Board of Directors decided unanimously to leave the offices of Administrative Director, Controlling and Financial Director and Directors without Specific Designation temporarily vacant. The elected members of the Board declare in this minute that they have no impediment, affirming, each one of them, that they have not committed any crime foreseen in law that prevents them from executing business activities. After that, the elected directors took office, with the signature of the Instrument of Investiture, with the exception of the Hypermarkets Director mentioned above JEAN HENRI ALBERT ARMAND DUBOC, whose election and consequent investiture will be conditioned to the reasons mentioned above. The elected Directors made the statements required by the Instruction number 367/2002, of the Comissao de Valores Mobiliarios [Brazilian Securities Commission]. Mr. President explained that the elected Directors that maintained their condition as employees in the Company could renounce for the manager remuneration, choosing to maintain their salary. The member of the Board of Directors also decided unanimously, under the terms of paragraph 3 of Article 15 of the By-laws, to accept the proposal of the Chairman of the Board and to invite the members of the Advisory Council, of the Executive, Financial and Development & Marketing Committees to participate on a regular basis in the Board of Directors meetings. Moving on to item "b" of the Agenda, and as disposed of in Article 17 of the By-laws, Mr. President reaffirmed the election, which was accepted by the unanimity of the present members, of the Executive Secretary of the Board of
Directors: Marise Rieger Salzano, Brazilian, married, lawyer, ID Card RG n. 6.094.481, registered in the Individual Taxpayer's Register CPF/MF under the number 769.207.048-20 and OAB/SP [Bar Association] under the number 85,251, domiciled in the capital city of the state of Sao Paulo, with address at Av. Brigadeiro Luiz Antonio, 3172. The functions of the Executive


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Secretary are the same as has already been defined in the meeting of the Board of Directors on 06.Feb.95. As no Counselor wished to take the opportunity to say anything, Mr. President asked them to wait for the minutes to be registered and then signed. Having nothing more to decide, the meeting was drawn to a close and these minutes were registered, read, verified and were signed by those present. Sao Paulo, February 28, 2003. signature). Valentim dos Santos Diniz, Abilio dos Santos Diniz, Joao Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila, Pedro Paulo Falleiros dos Santos Diniz, Augusto Marques da Cruz Filho, Fernao Carlos Botelho Bracher, Jose Roberto Mendonca de Barros, Roberto Teixeira da Costa, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Luiz Carlos Bresser Pereira, Mailson Ferreira da Nobrega, Christian Pierre Couvreux and Pierre Bruno Charles Bouchut.

                     This is a faithful copy of the original


                          Augusto Marques da Cruz Filho
                                    Secretary



Initial of the Lawyer:______________________
Marise Rieger Salzano - OAB/SP-85,251